January 24, 2013

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

FILED VIA EDGAR

Re: The Empire District Electric Company (File No. 001-03368)

Dear Ms. Ransom:

The Empire District Electric Company (the “Company”) has received your letter dated January 17, 2013 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s response on January 9, 2013 (the “January 9th Response”) to the Staff’s comments on the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A filed March 14, 2012 (the “Proxy Statement”), as set forth in the Staff’s letter dated December 31, 2012.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the Proxy Statement and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Form 10-K and Proxy Statement or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced the comment from the Comment Letter (in bold) immediately before the Company’s response.

Definitive Proxy Statement on Schedule 14A

4. Executive Compensation, page 13

Limitations on Incentive Compensation, page 16

1.              We note your response to comment 1 in our letter dated December 31, 2012 and that you do not intend to include additional disclosures in future proxy statements regarding factors considered by your Compensation Committee in deciding to remove and replace the compensation limitation based on the payment of dividends.  In this regard and with a view to explaining how you have determined to structure your long-term compensation on a prospective basis, please disclose in future proxy statements the information you provide in the fifth bullet (and accompanying sub-bullets) in your response or tell us why you believe such disclosure is not necessary.

Response

We acknowledge the Staff’s comment and hereby notify the Staff that we intend to include disclosure substantially consistent with the information set forth in the fifth bullet (and accompanying sub-bullets) of our January 9th Response in our Definitive Proxy Statement on Schedule 14A to be filed with the Commission and distributed to stockholders in advance of our 2013 Annual Meeting of Stockholders (the “2013 Proxy Statement”).  However, we hereby notify the Staff that we do not intend to include this disclosure in future proxy statements and respectfully submit that the inclusion of such information in such future proxy statements would not be meaningful to investors given the historical nature of the information and, following the filing of our 2013 Proxy Statement, previous disclosure of such information.

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (417) 625-4260.

Sincerely,

THE EMPIRE DISTRICT ELECTRIC COMPANY

By:	/s/ Bradley P. Beecher
Bradley P. Beecher
President and Chief Executive Officer